November 6, 2008

Mr. Andrew Mew Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 150 F Street, N.E. Washington D.C. 20549

Re:	China Premium Lifestyle Enterprise, Inc. File No. 333-120807 Form 10-K for the year ended December 31, 2007 Filed on March 31, 2008

Dear Mr. Mew:

China Premium Lifestyle Enterprise, Inc. (the “Company”) is in receipt of the Staff’s letter dated October 10, 2008 relating to the annual report referenced above and our waiver application for certain required disclosure. While the Company is endeavoring to respond to the Staff’s comments in a timely manner, it needs additional time to prepare the financial information for its associate. As you discussed with Christopher Murillo of Loeb & Loeb LLP yesterday, we understand that the Staff is willing to extend the time during which the Company must respond to the comments until November 20, 2008. We respectfully request that the Staff provide this accommodation to the Company so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Staff.

The Company acknowledges that the changes it has already agreed to make in its filings with the Commission must be reflected in filings on a going forward basis, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

Please feel free to contact me at (852) 2877-0940 or Mitchell Nussbaum of Loeb & Loeb LLP at (212) 407-4159 with any questions or concerns in this regard.

Sincerely,

Joseph Tik Tung Wong
Chief Financial Officer

cc:	Mitchell Nussbaum
Loeb & Loeb LLP

Steven Jacobs
Securities and Exchange Commission

Robert Babula
Securities and Exchange Commission